SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (AMENDMENT NO. 1)(1)

                              WCI COMMUNITIES, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    92923C104
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                Michelina Cuccia
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 8, 2007
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

--------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92923C104                    13D/A                        Page 2 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Capital Management, LLC           20-1901985

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,589,500
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,589,500
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    3,589,500
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    8.54%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                        Page 3 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge International LLC

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,306,225
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,306,225
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,306,225
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    5.49%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                        Page 4 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    STAR, L.P. (a statistical arbitrage strategy)

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    -0-
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    0%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                        Page 5 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Event Driven/Relative Value Fund, L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    166,326
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    166,326
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    166,326
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    0.40%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                        Page 6 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Event Driven/Relative Value Fund, Ltd.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,115,349
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,115,349
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,115,349
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    2.65%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                        Page 7 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Fixed Income Opportunity Master Fund, L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,104
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,104
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,104
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                     0.00%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                        Page 8 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                 Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    496
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    496
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    496
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    0.00%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                        Page 9 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Glenn Dubin

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,589,500
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,589,500
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    3,589,500
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    8.54%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                      Page 10 of 23

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Henry Swieca

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,589,500
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,589,500
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    3,589,500
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    8.54%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                    IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                    13D/A                      Page 11 of 23


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed on March 16, 2007, (the "Original Schedule 13D" and as amended, the "Schedule 13D") with respect to shares of common stock par value $0.01 per share (the "Common Stock") of WCI Communities, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends and restates Items 2, 3, 5 and 7 in their entirety as set forth below.

Item 2.     Identity and Background.

     (a)  This Statement is filed by

                (i) Highbridge Capital Management, LLC, a Delaware limited liability company, which is the General Partner of Highbridge Event Driven/Relative Value Fund, L.P., is the trading manager of Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd.;

                (ii) Highbridge International LLC, a Cayman Islands limited liability company, with respect to the shares of Common Stock directly and beneficially owned by it;

                (iii) Highbridge Event Driven/Relative Value Fund, L.P., a Delaware limited partnership, with respect to the shares of Common Stock directly and beneficially owned by it;

                (iv) Highbridge Event Driven/Relative Value Fund, Ltd., a Cayman Islands company, with respect to the shares of Common Stock directly and beneficially owned by it;

                (v) Highbridge Fixed Income Opportunity Master Fund, L.P., A Cayman Islands partnership, with respect to the shares of Common Stock directly and beneficially owned by it;

                (vi) Highbridge Fixed Income Opportunity Institutional Fund, Ltd., a Cayman Islands company, with respect to the shares of Common Stock directly and beneficially owned by it

                (vii) Glenn Dubin, who serves as the co-CEO of Highbridge Capital Management LLC; and

                (viii) Henry Swieca, who serves as the co-CEO of Highbridge Capital Management LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Due to changes in the reporting structure of Highbridge Capital Management, LLC, the following entities are no longer reporting persons: Highbridge Capital Corporation, Highbridge Master L.P., Highbridge Capital L.P. Highbridge GP, Ltd. and Highbridge GP, LLC.

CUSIP No. 92923C104                    13D/A                      Page 12 of 23


     (b) The address of the principal business and principal office of Highbridge Capital Management, LLC is 9 West 57th Street, 27th Floor, New York, NY 10019. The address of the principal business and principal office of Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Glenn Dubin and Henry Swieca is c/o Highbridge Capital Management, LLC is 9 West 57th Street, 27th Floor, New York, NY 10019. The address of the principal business and principal office of Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. is The Cayman Corporate Center, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The principal business addresses of the officers and directors of each of Highbridge Event Driven/Relative Value Fund Ltd. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., as well as the principal business addresses of the general partner of each of Highbridge Fixed Income Opportunity Institutional Fund, L.P. and Highbridge Event Driven/Relative Value Fund, L.P. are set forth on Schedule A and incorporated herein by reference.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto. The principal occupations of the officers and directors of each of Highbridge Event Driven/Relative Value Fund Ltd. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., as well as the principal occupations of the general partner of each of Highbridge Fixed Income Opportunity Institutional Fund, L.P. and Highbridge Event Driven/Relative Value Fund, L.P. are set forth on Schedule A and incorporated herein by reference.

     (d) None of the Reporting Persons nor any of the persons and entities listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of the persons and entities listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Highbridge Capital Management, LLC is a Delaware limited liability company. Highbridge International LLC is a Cayman Islands limited liability company. Highbridge Event Driven/Relative Value Fund, Ltd. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. are each a Cayman Islands company. Highbridge Event Driven/Relative Value Fund, L.P. is a Delaware limited partnership. Highbridge Fixed Income Opportunity Master Fund, L.P. is a Cayman Islands partnership. Glenn Dubin and Henry Swieca are each a citizen of the United States.

Item 3.     Source and Amount of Funds and Other Consideration.

     The Common Stock purchased by Highbridge Event Driven/Relative Value Fund, Ltd. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $26,592,661.58. The Common Stock purchased by Highbridge Event Driven/Relative Value Fund, L.P. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $3,988,545.58. The Common Stock purchased by Highbridge International LLC was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $52,584,137.63. The Common Stock purchased by Highbridge Fixed Income Opportunity Master Fund, L.P. was

CUSIP No. 92923C104                    13D/A                      Page 13 of 23


acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $24,954.97. The Common Stock purchased by Highbridge Fixed Income Opportunity Institutional Fund, Ltd. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $11,212.13. The proceeds obtained by STAR, L.P. from the short sales in the open market amount to approximately $557,134.57.

Item 5.     Interest in Securities of the Issuer.

     A.   Highbridge Capital Management, LLC

          (a) As of the date hereof, Highbridge Capital Management, LLC may be deemed the beneficial owner of (i) 1,115,349 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd.,
               (ii) 166,326 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P., (iii) 2,306,225 shares of Common Stock owned by Highbridge International LLC, (iv) 1,104 shares of Common Stock owned by Highbridge Fixed Income Opportunity Master Fund, L.P. and (v) 496 shares of Common Stock owned by Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

               Percentage: Approximately 8.54% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 42,010,267 shares, which reflects the number of shares of Common Stock outstanding as of May 4, 2007, as reported in the Company's Quarterly Report on Form 10-Q filed on May 8, 2007.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Highbridge Capital Management, LLC did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock since the filing of the Original
               Schedule 13D by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     B.   Highbridge International LLC

          (a) As of the date hereof, Highbridge International LLC may be deemed the beneficial owner of 2,306,225 shares of Common Stock.

               Percentage: Approximately 5.49% as of the date hereof.

CUSIP No. 92923C104                    13D/A                      Page 14 of 23


          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge International LLC is set forth on Schedule B and is incorporated herein by reference. Highbridge International LLC entered into transactions in the Common Stock since the filing of the Original
               Schedule 13D, which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     C.   STAR, L.P.

          (a) As of the date hereof, STAR, L.P. does not beneficially own any shares of Common Stock.

               Percentage: Approximately 0% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) STAR, L.P. did not enter into any transactions in the Common Stock since the filing of the Original Schedule 13D.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     D.   Highbridge Event Driven/Relative Value Fund, L.P.

          (a) As of the date hereof, Highbridge Event Driven/Relative Value Fund, L.P. may be deemed the beneficial owner of 166,326 shares of Common Stock.

               Percentage: Approximately 0.40% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

CUSIP No. 92923C104                    13D/A                      Page 15 of 23


          (c) The number of shares of Common Stock acquired by Highbridge Event Driven/Relative Value Fund, L.P. is set forth on Schedule B and is incorporated herein by reference. Highbridge Event Driven/Relative Value Fund, L.P. entered into transactions in the Common Stock since the filing of the Original Schedule 13D, which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     E.   Highbridge Event Driven/Relative Value Fund, Ltd.

          (a) As of the date hereof, Highbridge Event Driven/Relative Value Fund, Ltd. may be deemed the beneficial owner of 1,115,349 shares of Common Stock.

               Percentage: Approximately 2.65% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge Event Driven/Relative Value Fund, Ltd. is set forth on Schedule B and is incorporated herein by reference. Highbridge Event Driven/Relative Value Fund, Ltd. entered into transactions in the Common Stock since the filing of the Original Schedule 13D, which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     F.   Highbridge Fixed Income Opportunity Master Fund, L.P.

          (a) As of the date hereof, Highbridge Fixed Income Opportunity Master Fund, L.P. may be deemed the beneficial owner of 1,104 shares of Common Stock.

               Percentage: Approximately 0.00% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

CUSIP No. 92923C104                    13D/A                      Page 16 of 23


          (c) Highbridge Fixed Income Opportunity Master Fund, L.P. did not enter into any transaction in the Common Stock within the last sixty days.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     G.   Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

          (a) As of the date hereof, Highbridge Fixed Income Opportunity Institutional Fund, Ltd. may be deemed the beneficial owner of 496 shares of Common Stock.

               Percentage: Approximately 0.00% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. did not enter into any transaction in the Common Stock within the last sixty days.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     H.   Glenn Dubin

          (a) As of the date hereof, Glenn Dubin may be deemed the beneficial owner of (i) 1,115,349 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 166,326 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P., (iii) 2,306,225 shares of Common Stock owned by Highbridge International LLC, (iv) 1,104 shares of Common Stock owned by Highbridge Fixed Income Opportunity Master Fund, L.P. and (v) 496 shares of Common Stock owned by Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

               Percentage: Approximately 8.54% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

CUSIP No. 92923C104                    13D/A                      Page 17 of 23


          (c) Glenn Dubin did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock since the filing of the Original Schedule 13D by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

     I.   Henry Swieca

          (a) As of the date hereof, Glenn Dubin may be deemed the beneficial owner of (i) 1,115,349 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 166,326 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P., (iii) 2,306,225 shares of Common Stock owned by Highbridge International LLC, (iv) 1,104 shares of Common Stock owned by Highbridge Fixed Income Opportunity Master Fund, L.P. and (v) 496 shares of Common Stock owned by Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

               Percentage: Approximately 8.54% as of the date hereof.

          (b)  1.   Sole power to vote or direct vote: 0
               2.   Shared power to vote or direct vote: See item (a) above.
               3.   Sole power to dispose or direct the disposition: 0
               4.   Shared power to dispose or direct the disposition: See item
                    (a) above.

          (c) Henry Swieca did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock since the filing of the Original Schedule 13D by Highbridge International LLC, STAR, L.P., Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e)  Not applicable.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC,

CUSIP No. 92923C104                    13D/A                      Page 18 of 23


Glenn Dubin, and Henry Swieca disclaims beneficial ownership of Common Shares owned by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 92923C104                    13D/A                      Page 19 of 23


                                   Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

     The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the following individuals owns any Shares.

HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE FUND, LTD.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

Henry Swieca is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

HIGHBRIDGE FIXED INCOME OPPORTUNITY INSTITUTIONAL FUND, LTD.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Fixed Income Opportunity Institutional Fund, Ltd. His business address is 30142 SMB George Town, Grand Cayman, Cayman Islands, British West Indies.

Glenn Dubin is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Fixed Income Opportunity Institutional Fund, Ltd. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

Richard Crawshaw is a citizen of the United Kingdom. His principal occupation is acting as an independent director of offshore mutual funds, special purpose vehicles and investment management companies and offering of financial services, and is a Director of Highbridge Fixed Income Opportunity Institutional Fund, Ltd. His business address is 10763 APO, George Town, Grand Cayman,
Cayman Islands.

HIGHBRIDGE FIXED INCOME OPPORTUNITY MASTER FUND, L.P.

Highbridge GP, Ltd., the General Partner of Highbridge Fixed Income Opportunity Master Fund, L.P., is a Cayman Islands company. Its principal business is the management of investment funds and activities related thereto. Its principal business address is c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies.

HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE FUND, L.P.

Highbridge Capital Management, LLC, the General Partner of Highbridge Event Driven/Relative Value Fund, L.P., is a Delaware limited liability company. Its principal business is the management of investment funds and activities related thereto. Its principal business address is 9 West 57th Street, 27th Floor, New York, NY 10019.

CUSIP No. 92923C104                    13D/A                      Page 20 of 23


Schedule B

                       Purchases and Sales of Common Stock


                                  DATE OF                        PURCHASE PRICE
PURCHASER                       TRANSACTION        AMOUNT(1)        PER UNIT
----------------------------    -----------      ------------    --------------

Highbridge International LLC     3/27/2007          137,250           21.93
Highbridge International LLC     3/27/2007           45,750           21.08
Highbridge International LLC      5/8/2007          200,000           20.81
Highbridge International LLC      5/8/2007           25,000           21.00
Highbridge International LLC      5/8/2007           19,000           20.71
Highbridge International LLC      5/8/2007           56,000           20.74
                                                 ----------
         Total                                      483,000
                                                 ==========


Highbridge Event
Driven/Relative Value
Fund, L.P.                       3/27/2007            3,795           21.80
Highbridge Event
Driven/Relative Value
Fund, L.P.                       3/27/2007           11,385           21.93
                                                 ----------
                                                     15,180
                                                 ==========


Highbridge Event
Driven/Relative Value
Fund, Ltd.                       3/27/2007           25,455            21.80
Highbridge Event
Driven/Relative Value
Fund, Ltd.                       3/27/2007           76,365            21.93
                                                 ----------
                                                    101,820
                                                 ==========



(1) A positive amount indicates a purchase of such amount. A negative amount indicates a sale of such amount.

CUSIP No. 92923C104                    13D/A                      Page 21 of 23


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 10, 2007


HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                  By: /s/ Carolyn Rubin
                                               --------------------------------
                                         Name: Carolyn Rubin
                                         Title: Managing Director
By: /s/ Carolyn Rubin
    -----------------------------------
Name: Carolyn Rubin
Title: Managing Director


HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE   HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE
FUND, LTD.                               FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its General Partner

By: /s/ Carolyn Rubin                    By: /s/ Carolyn Rubin
    -----------------------------------      --------------------------------
Name: Carolyn Rubin                      Name: Carolyn Rubin
Title: Managing Director                 Title: Managing Director


HIGHBRIDGE FIXED INCOME OPPORTUNITY      HIGHBRIDGE FIXED INCOME OPPORTUNITY
INSTITUTIONAL FUND, LTD.                 MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its trading manager                      its trading manager

By: /s/ Carolyn Rubin                    By: /s/ Carolyn Rubin
    -----------------------------------      --------------------------------
Name: Carolyn Rubin                      Name: Carolyn Rubin
Title: Managing Director                 Title: Managing Director


/s/ Glenn Dubin                          /s/ Henry Swieca
-----------------------------            -----------------------------
GLENN DUBIN                              HENRY SWIECA


STAR, L.P.

By: Highbridge GP, Ltd.
    Its General Partner

By: /s/ Clive Harris
    ------------------------
Name: Clive Harris
Title: Director

CUSIP No. 92923C104                    13D/A                      Page 22 of 23


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                  By: /s/ Carolyn Rubin
                                               --------------------------------
                                         Name: Carolyn Rubin
                                         Title: Managing Director
By: /s/ Carolyn Rubin
    -----------------------------------
Name: Carolyn Rubin
Title: Managing Director


HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE   HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE
FUND, LTD.                               FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its General Partner

By: /s/ Carolyn Rubin                    By: /s/ Carolyn Rubin
    -----------------------------------      --------------------------------
Name: Carolyn Rubin                      Name: Carolyn Rubin
Title: Managing Director                 Title: Managing Director


HIGHBRIDGE FIXED INCOME OPPORTUNITY      HIGHBRIDGE FIXED INCOME OPPORTUNITY
INSTITUTIONAL FUND, LTD.                 MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its trading manager                      its trading manager

By: /s/ Carolyn Rubin                    By: /s/ Carolyn Rubin
    -----------------------------------      --------------------------------
Name: Carolyn Rubin                      Name: Carolyn Rubin
Title: Managing Director                 Title: Managing Director


/s/ Glenn Dubin                          /s/ Henry Swieca
-----------------------------            -----------------------------
GLENN DUBIN                              HENRY SWIECA

CUSIP No. 92923C104                    13D/A                      Page 23 of 23



STAR, L.P.

By: Highbridge GP, Ltd.
    Its General Partner

By: /s/ Clive Harris
    ------------------------
Name: Clive Harris
Title: Director